SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunrun, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86771W105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86771W105	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Foundation Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 16,247,374 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 16,247,374 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,247,374 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.1% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13G is filed by Foundation Capital VI, L.P. (“FC6”), Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) and Foundation Capital Management Co. VI, L.L.C. (“FCM6,” together with FC6 and FC6P, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 16,041,468 common shares held by FC6, (ii) 26,373 common shares issuable upon the exercise of warrants held by FC6, (iii) 179,238 common shares held by FC6P, and (iv) 295 common shares issuable upon the exercise of warrants held by FC6P. FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FCM6 owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based upon the sum of (i) 101,081,981 shares of the Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015, (ii) 26,373 common shares issuable upon the exercise of warrants held by FC6, and (iii) 295 common shares issuable upon the exercise of warrants held by FC6P.

CUSIP No. 86771W105	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Foundation Capital VI Principals Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 16,247,374 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 16,247,374 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,247,374 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 16,041,468 common shares held by FC6, (ii) 26,373 common shares issuable upon the exercise of warrants held by FC6, (iii) 179,238 common shares held by FC6P, and (iv) 295 common shares issuable upon the exercise of warrants held by FC6P. FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FCM6 owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based upon the sum of (i) 101,081,981 shares of the Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015, (ii) 26,373 common shares issuable upon the exercise of warrants held by FC6, and (iii) 295 common shares issuable upon the exercise of warrants held by FC6P.

CUSIP No. 86771W105	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Foundation Capital Management Co. VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 16,247,374 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 16,247,374 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,247,374 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 16,041,468 common shares held by FC6, (ii) 26,373 common shares issuable upon the exercise of warrants held by FC6, (iii) 179,238 common shares held by FC6P, and (iv) 295 common shares issuable upon the exercise of warrants held by FC6P. FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FCM6 owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based upon the sum of (i) 101,081,981 shares of the Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015, (ii) 26,373 common shares issuable upon the exercise of warrants held by FC6, and (iii) 295 common shares issuable upon the exercise of warrants held by FC6P.

Item 1(a).	Name of Issuer: Sunrun, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 595 Market Street, 29th Floor San Francisco, CA 94105

Item 2(a).	Name of Person Filing: Foundation Capital VI, L.P. (“FC6”) Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) Foundation Capital Management Co. VI, L.L.C. (“FCM6”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Foundation Capital 250 Middlefield Road Menlo Park, California 94025

Item 2(c).	Citizenship: FC6 – Delaware, United States of America FC6P – Delaware, United States of America FCM6 – Delaware, United States of America

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 86771W105

Item 3.	Not applicable.

Item 4. Ownership. The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares Held Directly (1)	Shares Issuable Upon Exercise of Warrants Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
FC6	16,041,468	26,373	0	16,247,374	0	16,247,374	16,247,374	16.1%
FC6P	179,238	295	0	16,247,374	0	16,247,374	16,247,374	16.1%
FC6M (2)	0		0	16,247,374	0	16,247,374	16,247,374	16.1%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.
(2)	FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FCM6 owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon the sum of (i) 101,081,981 shares of the Common Stock outstanding per the Company, (ii) 26,373 common shares issuable upon the exercise of warrants held by FC6, and (iii) 295 common shares issuable upon the exercise of warrants held by FC6P.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

FOUNDATION CAPITAL MANAGEMENT CO. VI, L.L.C.

By:	/s/ Paul R. Holland
Manager

FOUNDATION CAPITAL VI, L.P.

By:	Foundation Capital Management Co.VI, L.L.C.
its General Partner

By:	/s/ Paul R. Holland
Manager

FOUNDATION CAPITAL VI PRINCIPALS FUND, L.L.C.

By:	Foundation Capital Management Co. VI, L.L.C.
its Manager

By:	/s/ Paul R. Holland
Manager

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Sunrun, Inc.

Dated: February 5, 2016

FOUNDATION CAPITAL MANAGEMENT CO. VI, L.L.C.

By:	/s/ Paul R. Holland
Manager

FOUNDATION CAPITAL VI, L.P.

By:	Foundation Capital Management Co.VI, L.L.C.
its General Partner

By:	/s/ Paul R. Holland
Manager

FOUNDATION CAPITAL VI PRINCIPALS FUND, L.L.C.

By:	Foundation Capital Management Co. VI, L.L.C.
its Manager

By:	/s/ Paul R. Holland
Manager